August 5, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CryoLife, Inc. Registration Statement on Form S-3

Dear Sir or Madam:

Filed concurrently herewith via EDGAR by CryoLife, Inc. is the Registration Statement on Form S-3, which relates to the issuance and sale from time to time, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, of an indeterminate amount, with an aggregate offering price not to exceed $150,000,000, of the securities set forth therein.

Please direct any questions or comments regarding the foregoing to the undersigned at (404) 873-8688.

Sincerely,

/s/ B. Joseph Alley, Jr.

cc:	Roger T. Weitkamp, Associate General Counsel, CryoLife, Inc.